Press Release

TELUS Completes Privatization of TELUS Digital

Successful transaction positions TELUS as a global leader in AI-powered digital customer experience and SaaS transformation across multiple industries

Closer integration expected to propel the growth trajectory of TELUS' telecommunications, health, agriculture and consumer goods sectors, while giving TELUS Digital capacity to drive further growth opportunities across its external client base

Operational efficiencies expected to generate approximately $150 million annually

VANCOUVER, British Columbia – October 31, 2025 – TELUS Corporation ("TELUS") (TSX: T, NYSE: TU) and TELUS International (Cda) Inc. ("TELUS Digital") (NYSE & TSX: TIXT) today announced the successful completion of TELUS' previously announced acquisition of all outstanding multiple voting shares and subordinate voting shares of TELUS Digital not already owned by TELUS, for US$4.50 per share in cash and/or TELUS common shares, representing aggregate consideration of approximately US$539 million. Following closing, TELUS now owns 100% of TELUS Digital.

“This acquisition marks an important milestone for TELUS and TELUS Digital," said Darren Entwistle, President and CEO of TELUS. "Together, we will accelerate the integration of world-leading digital customer experience solutions, AI-driven platforms and SaaS innovation across all lines of our business, including telecommunications, TELUS Health and TELUS Agriculture & Consumer Goods. As we integrate TELUS Digital within our TELUS family, our deep commitment to our customers and our talented team will remain our top priority. Together, leveraging our collective technological and human innovation, we will drive superior outcomes for our customers in Canada and globally, while also propelling enhanced growth opportunities for our shareholders. Notably, we expect this integration to generate approximately $150 million in annualized cash synergies through operational efficiencies, including accelerated AI-driven automation, business simplification and strategic cross-promotion of services, further strengthening our financial performance and prioritizing high impact opportunities to create significant shareholder value.”

The transaction was overwhelmingly approved by TELUS Digital shareholders at a special meeting held on October 27, 2025, following the unanimous recommendation of TELUS Digital’s Special Committee of independent directors and Board of Directors (with interested directors abstaining). A final order of the Supreme Court of British Columbia in respect of the transaction was granted on October 29, 2025.

“The Special Committee was committed to securing the best outcome for TELUS Digital and its minority shareholders,” said Josh Blair, Co-Chair of TELUS Digital’s Special Committee. “This transaction is the culmination of a rigorous independent process, delivering immediate, compelling value to shareholders and positioning the combined organization to thrive in an increasingly competitive global marketplace.”

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Results of Consideration Elections

Under the terms of the arrangement, TELUS Digital shareholders had the right to elect to receive: (a) US$4.50 in cash (the “Cash Consideration”), (b) 0.273 of a common share of TELUS (the “TELUS Shares” and such consideration, the “Share Consideration”), or (c) US$2.25 in cash and 0.136 of a TELUS Share (the “Combination Consideration”), for each TELUS Digital share (collectively, the “Consideration”), subject to proration such that no more than 25% of the aggregate Consideration to be paid to the shareholders would consist of TELUS Shares.

The results of the elections received from TELUS Digital shareholders (excluding TELUS and its subsidiaries) prior to the election deadline of October 22, 2025 at 9:00 a.m. (Vancouver time) are as follows:

●	Shareholders representing 106,755,480 outstanding TELUS Digital shares elected to receive the Cash Consideration;
●	Shareholders representing 448,976 outstanding TELUS Digital shares elected to receive the Share Consideration; and
●	Shareholders representing 12,697,517 outstanding TELUS Digital shares elected or were deemed to have elected the Combination Consideration.

The final Consideration was not subject to proration.

No fractional TELUS Shares were issued pursuant to the arrangement and therefore the Consideration received by any individual shareholder may be subject to adjustment as set forth in the plan of arrangement and as described in the management information circular of TELUS Digital.

Pursuant to the arrangement, TELUS issued an aggregate of 1,849,374 TELUS Shares representing less than 1% of the outstanding TELUS Shares and paid an aggregate of US$508,970,041.54 in cash as Consideration.

Delisting of TELUS Digital Subordinate Voting Shares

The subordinate voting shares of TELUS Digital are expected to be delisted shortly from both the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). TELUS Digital has applied to cease to be a reporting issuer under applicable Canadian securities laws and will deregister the subordinate voting shares under the Securities Exchange Act of 1934.

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Early Warning Information

Immediately prior to closing of the arrangement, TELUS beneficially owned and had direction and/or control over an aggregate of 152,004,019 multiple voting shares and 6,874,822 subordinate voting shares, representing 100% of the outstanding multiple voting shares and approximately 5.4% of the outstanding subordinate voting shares. On a combined basis, the multiple voting shares and subordinate voting shares held by TELUS represented 92.7% of the outstanding voting rights attached to all TELUS Digital shares.

Following closing of the arrangement, TELUS now beneficially owns 100% of the issued and outstanding TELUS Digital shares. An early warning report will be filed by TELUS in accordance with applicable securities laws and will be available on SEDAR+ at www.sedarplus.ca or may be obtained directly from TELUS Investor Relations upon request at 1-800-667-4871 or at TELUS Corporation, 23rd Floor, 510 West Georgia Street, Vancouver, British Columbia, Canada V6B 0M3.

Forward-Looking Statements

This news release contains statements about future events and plans at TELUS and TELUS Digital that are forward-looking which include, without limitation, statements relating to the transaction; the effects of the transaction, including integration of TELUS Digital within TELUS; outcomes for TELUS customers; the anticipated strategic, financial and other benefits of the transaction; general industry, economic, market and other conditions; and delisting and deregistration of the TELUS Digital subordinate voting shares. Forward-looking statements are typically identified by the words assumption, goal, objective, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including, without limitation, assumptions regarding: the realization of expected strategic, financial and other benefits of the transaction in the timeframe anticipated; economic and political environments and industry conditions; the ability to retain and attract new business, drive cross-selling opportunities between the respective organizations; integration of the business acquired within anticipated time periods and at expected cost levels; the accuracy and completeness of public and other disclosure (including financial disclosure) by TELUS Digital and TELUS; absence of significant undisclosed costs or liabilities associated with the transaction; the ability to attract and retain key employees in connection with the transaction; management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the transaction and resulting impact on growth and accretion in various financial metrics. These assumptions may ultimately prove to have been inaccurate and, as a result, the actual results or other events may differ materially from the expectations expressed in, or implied by, the forward-looking statements.

The risks and the assumptions underlying the forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in TELUS’ 2024 annual MD&A, as supplemented by Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in TELUS’ interim MD&A for the second quarter ended June 30, 2025 and in other TELUS and TELUS Digital public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at www.sedarplus.com) and in the United States (on EDGAR at www.sec.gov). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS and or TELUS Digital, or of the assumptions of TELUS and TELUS Digital.

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Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements in this news release include, but are not limited to, the following: the integration of TELUS Digital into TELUS’ business; the dependence on key employees and the loss of certain key personnel of TELUS Digital; the possible failure to realize, in the timeframe anticipated or at all, the anticipated strategic, financial and other benefits of the transaction; the inherent uncertainty associated with financial or other projections; increased indebtedness; potential undisclosed costs or liabilities associated with the transaction; the reliance on information provided by, and assumptions, judgments and allocations made by TELUS Digital; the possibility of litigation relating to the transaction; and risks related to the diversion of management’s attention from TELUS Digital’s ongoing business operations.

Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained in this news release describe TELUS Digital’s and TELUS’ respective expectations, and are based on their respective assumptions, as at the date of this news release and are subject to change after this date. TELUS and TELUS Digital disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this news release.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 160 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed $1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company.

For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

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Contact Information

TELUS Investor Relations
Robert Mitchell
ir@telus.com

TELUS Media Relations
Steve Beisswanger
steve.beisswanger@telus.com

TELUS Digital Investor Relations
Olena Lobach
ir@telusdigital.com

TELUS Digital Media Relations
Ali Wilson
media.relations@telusdigital.com

TELUS Digital Special Committee Communications
Justine Hall
FGS Longview
Justine.Hall@fgslongview.com

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